                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _______)*


                      Kurzweil Applied Intelligence, Inc.
                      -----------------------------------
                             (Name of Registrant)

                         Common Stock, $.01 Par Value
                         ----------------------------
                         (Title of Class of Securities

                                   50132110
                                   --------
                                (CUSIP Number)

                               Gaston Bastiaens
                  Lernout & Hauspie Speech Products USA, Inc.
   20 Burlington Mall Road, Burlington, MA  01803 Telephone:  (617) 238-0960
   -------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 14, 1997
                                --------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------
  CUSIP NO. 50132110
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lernout & Hauspie Speech Products N.V.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Belgium

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               1,639,076 (subject to adjustment)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                1,639,076 (subject to adjustment)


      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,639,076 (subject to adjustment)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          15.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 7 pages

     This statement reports the granting by Kurzweil Applied Intelligence, Inc., a Massachusetts corporation (the "Registrant") of an option (the "Option") to Lernout & Hauspie Speech Products N.V., a Belgian corporation (the "Reporting Entity"), to purchase up to 16% of the outstanding common stock, $0.01 par value, ("Common Stock") of the Registrant (presently 1,454,076 shares (the "Option Shares")), pursuant to a Stock Option Agreement (the "Option Agreement"), dated April 14, 1997, between the Registrant and the Reporting Entity. The Option Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The exercise of the Option is subject to the occurrence of certain events relating to attempts by third parties to acquire the Registrant prior to the effective date of the Merger (as hereinafter defined). The Registrant and the Reporting Entity have also entered into an Agreement and Plan of Merger dated as of April 14, 1997 (herein referred to as the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of the Reporting Entity will merge into the Registrant (the "Merger") and the Registrant will become a wholly-owned subsidiary of the Reporting Entity. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. This statement also reports the issuance of a warrant (the "Warrant") to purchase 185,000 shares of Common Stock (the "Warrant Shares") to a subsidiary of the Reporting Entity pursuant to a Loan Agreement dated April 14, 1997 (the "Loan Agreement").

ITEM 1.   SECURITY AND REGISTRANT.
------    -----------------------

     This Schedule 13D relates to the shares of Common Stock, $.01 par value, ("Common Stock"), of the Registrant. The principal executive offices of the Registrant are located at 411 Waverley Oaks Road, Waltham, MA 02154.

ITEM 2.   IDENTITY AND BACKGROUND.
------    -----------------------

     (a) This statement is being filed by the Reporting Entity, a Belgian corporation. The names and citizenship of the executive officers and directors of the Reporting Entity are set forth on Schedule A attached hereto, which
Schedule is incorporated herein by reference.

     (b) The executive offices and principal place of business of the Reporting Entity are located at Sint-Krispijnstraat 7, 8900 Ieper, Belgium. The business addresses of the executive officers and directors of the Reporting Entity are set forth on Schedule A attached hereto, which Schedule is incorporated herein by reference.

     (c) The Reporting Entity is an international developer and licensor of advanced speech technologies and provider of translation services. The present principal occupations of the executive officers and directors of the Reporting Entity are set forth on Schedule A attached hereto, which Schedule is incorporated herein by reference.

     (d) During the last five years, neither the Reporting Entity nor, to the best of the Reporting Entity's knowledge, any of the Reporting Entity's directors or executive officers listed on Schedule A have been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

     (e) During the last five years, neither the Reporting Entity nor, to the best of the Reporting Entity's knowledge, any of the Reporting Entity's directors or executive officers listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------    -------------------------------------------------

     The Registrant granted (i) the Reporting Entity the Option in consideration of the Reporting Entity's entering into the Merger Agreement and
(ii) a subsidiary of the Reporting Entity the Warrant in consideration of a the subsidiary's entering into the Loan Agreement.

     The Option Agreement and the Warrant provide that the consideration for the Common Stock purchased upon exercise of such instruments shall be payable in immediately available funds. It is anticipated that any funds used to purchase Option Shares will be provided by the general working capital of the Reporting Entity.

ITEM 4.   PURPOSE OF TRANSACTION.
------    ----------------------

     On April 14, 1997 the Registrant entered into the Merger Agreement with the Reporting Entity and a wholly-owned subsidiary of the Reporting Entity. The Agreement provides for the merger of that subsidiary into the Registrant and for the Registrant to be the surviving corporation. As a result of the Merger, the Registrant will become a wholly-owned subsidiary of the Reporting Entity. The closing of the Merger is subject to certain conditions and approvals, including the approval of the Registrant's stockholders.

     Under the terms of the Merger Agreement at the effective time of the Merger, each share of Common Stock will be converted into and represent the right to receive $4.20 in cash and a fraction of a share of Reporting Entity common stock, no par value. The fraction is based on a conversion ratio equal to $1.05 divided by the average closing price per share of the Reporting Entity's common stock on the Nasdaq National Market for the ten consecutive trading days ending with the last trading day prior to the date of the Registrant's 1997 Annual Meeting of Stockholders, except that the conversion ratio will be no less than 0.047549 of a share of Reporting Entity common stock for each share of Common Stock and no more than 0.058115 of a share of Reporting Entity common stock for each share of Common Stock.

     As part of the consideration for the Reporting Entity entering into the Merger Agreement, the Registrant granted the Reporting Entity the Option pursuant to the Option Agreement. The Option is for up to 16% of the Registrant's shares outstanding during the term of the Option (i.e., 1,454,076 shares of Common Stock, subject to adjustment) at a purchase price of $5.25 per share. The Option is exercisable under certain circumstances in the event of the termination of the Merger Agreement and the occurrence of certain events relating to attempts by third parties to acquire the Registrant. The Registrant has the right to repurchase the Option and any shares purchased under the Option under certain circumstances.

     In connection with execution of the Merger Agreement and pursuant to the Loan Agreement, the Reporting Entity's United States subsidiary, Lernout & Hauspie Speech Products USA, Inc., with its principal executive offices located at 20 Burlington Mall Road, Burlington, MA 01803, has loaned to the Registrant $1.5 million for working capital purposes. In consideration of this loan, the Registrant has issued to this subsidiary the Warrant to purchase 185,000 shares of Common Stock at a purchase price of $3.21 per share.

     The foregoing summaries of the Merger Agreement, the Option Agreement, the Loan Agreement and the Warrant are not intended to be complete statements of all of the material terms of those agreements. The summaries are qualified in their entirety by the agreements themselves and related agreements that are filed herewith as Exhibits 1 through 7.

     Except to the extent set forth above, or in any other Item hereof, the Reporting Entity does not have any plans or proposals that relate to or would result in any of the actions required to be described in Items 4(a)-(j) of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE REGISTRANT.
------    ----------------------------------------

     (a) Pursuant to the Option Agreement, the Reporting Entity has the right to acquire up to 16% of the Registrant's Common Stock (presently 1,454,076 shares of Common Stock), representing approximately 13.8% of the outstanding Common Stock as of January 31, 1997, after giving effect to the exercise of the Option. Pursuant to the Warrant, a wholly-owned subsidiary of the Reporting Entity has the right to acquire up to 185,000 shares of Common Stock, representing approximately 2.0% of the outstanding Common Stock as of January 31, 1997, after giving effect to the exercise of the Warrant. The Option Shares and the Warrants Shares, together, represent approximately 15.3% of the outstanding Common Stock as of January 31, 1997, after giving effect to the exercise of the Option and the Warrant. The Reporting Entity may be deemed to be the beneficial owner of the Common Stock subject to the Option and the Warrant but disclaims beneficial ownership of the Option Shares, because the Option is exercisable only in certain circumstances, none of which has occurred as the date hereof.

     (b) The Reporting Entity currently has no right to vote or dispose of the Option Shares or the Warrant Shares. The Reporting Entity will not acquire the right to vote or dispose of the Option Shares or the Warrant Shares until such time as it exercises the Option or the Warrant. The Option is not currently exercisable and will become exercisable only upon the occurrence of certain events described above under Item 4 (and more fully in the Option Agreement attached hereto as Exhibit 2) relating to the acquisition, merger, consolidation or similar extraordinary corporate transaction involving the Registrant and a party other than the Reporting Entity. The Warrant is currently exercisable. The Reporting Entity has sole dispositive power as to the Option and the Warrant and will acquire sole voting and dispositive power as to the underlying Common Stock only upon exercise of the Option and the Warrant.

     (c) Other than as described herein, the Reporting Entity has no knowledge of any other transaction involving securities of the Registrant effected within the past 60 days.

     (d) So long as the Reporting Entity or its wholly-owned subsidiary, as applicable, has not purchased the Option Shares or the Warrant Shares, the Reporting Entity does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Option Shares or the Warrant Shares.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------    ---------------------------------------------------------------------
          TO SECURITIES OF THE REGISTRANT.
          -------------------------------

     Pursuant to the terms of the Merger Agreement, the Registrant has agreed to use its reasonable best efforts to obtain and deliver the written agreement (in the form attached hereto as Exhibit 7) of all executive officers and directors of the Registrant, to the extent such persons are holders of Common Stock, irrevocably granting a proxy (coupled with an interest) to the Reporting Entity or its designee to vote all Common Stock owned by such persons (approximately 17,900 shares of Common Stock) in favor of the Merger Agreement and the transactions contemplated thereby. Except as set forth under this Item 6 and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any person, with respect to any securities of the Registrant.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
------    --------------------------------

   Exhibit 1 Agreement and Plan of Merger dated April 14, 1997 between Kurzweil Applied Intelligence, Inc., Lernout & Hauspie Speech Products N.V. and Trappist Acquisition Corp.**

   Exhibit 2 Stock Option Agreement dated April 14, 1997 between Kurzweil Applied Intelligence, Inc. and Lernout & Hauspie Speech Products N.V.**

   Exhibit 3 Loan Agreement dated April 14, 1997 between Kurzweil Applied Intelligence, Inc. and Lernout & Hauspie Speech Products USA, Inc.**

   Exhibit 4 Common Stock Warrant dated April 14, 1997 issued by Kurzweil Applied Intelligence, Inc.**

   Exhibit 5   Line of Credit Note dated April 14, 1997.**

   Exhibit 6 Security Agreements dated April 14, 1997 between Kurzweil Applied Intelligence, Inc. and Lernout & Hauspie Speech Products USA, Inc.**

   Exhibit 7   Form of Affiliate Agreement.***
__________________________

     ** Incorporated by reference from Exhibits 99.2 through 99.7, respectively, from the Form 8-K (SEC File No. 000-20256) filed on April 24, 1997 with the Securities and Exchange Commission by Kurzweil Applied Intelligence, Inc.

     ***  Filed herewith.

                            SCHEDULE 13D - SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          May 8, 1997                      LERNOUT & HAUSPIE SPEECH
   ------------------------                PRODUCTS N.V.
            (Date)


                                           /s/ Gaston Bastiaens
                                             ________________________________
                                           Gaston Bastiaens
                                           President and Chief Executive Officer

                                   SCHEDULE A

        OFFICERS AND DIRECTORS OF LERNOUT & HAUSPIE SPEECH PRODUCTS N.V.
        ----------------------------------------------------------------

     The name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of the Directors and Executive Officers of Lernout & Hauspie Speech Products N.V. (the "Reporting Entity") is set forth below. Unless otherwise indicated, each occupation set forth opposite an Executive Officer's name refers to employment with the Reporting Entity.
Each of the individuals listed in this Schedule A are citizens of Belgium, except Robert D. Kutnick and Koen Bouwers, who are citizens of the United States and the Netherlands, respectively.

           NAME                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
           ----                ----------------------------------------------
                                                 ADDRESS
                                                 -------
--------------------------------------------------------------------------------
Jo Lernout                   Co-Chairman of the Board and Managing Director
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Pol Hauspie                  Co-Chairman of the Board and Managing Director
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Nico Willaert                Vice Chairman and Managing Director
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Gaston Bastiaens             President and Chief Executive Officer
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Robert D. Kutnick            Senior Vice President and Chief Technology Officer
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Johan Thys                   Vice President of Operations
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Bart Verhaeghe               Vice President of Sales and Marketing
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Koen Bouwers                 Senior Vice President and President of Dictation
                             Division
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------


           NAME                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
           ----                ----------------------------------------------
                                                 ADDRESS
                                                 -------
--------------------------------------------------------------------------------
Florita Mendez               Senior Vice President and President of the
                             Translation Division
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Carl Dammekens               Vice President Finance - Belgium and Acting Chief
                             Financial Officer
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Fernand Cloet                Managing Director
                             Tack N.V.
                             c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
John Cordier                 Chairman
                             Telinfo N.V.
                             c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Marc G.H. De Pauw            General Manager
                             National Investment Corporation
                             c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Hubert Detremmerie           Director
                             Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
RVD Securities N.V.          Chief Financial Officer
represented by Erwin         Icos Vision Systems Incorporated N.V.
Vandendriessche              c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium


--------------------------------------------------------------------------------
Philip Vermeulen             Executive Senior Investment Manager for Venture
                             Capital
                             GIMV N.V.
                             c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------
Dirk Cauwelier               Attorney
                             c/o Lernout & Hauspie Speech Products N.V.
                             Sint-Krispijnstraat 7
                             8900 Ieper, Belgium
--------------------------------------------------------------------------------


                                       2